

July 8, 2021

Elizabeth Czerepak
Chief Financial Officer
BeyondSpring Inc.
28 Liberty Street
39th Floor
New York, New York 10005

> **Re: BeyondSpring Inc.**
> **Registration Statement on Form F-3**
> **Filed July 2, 2021**
> **File No. 333-257639**

Dear Ms. Czerepak:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Andrea L. Nicolás, Esq.